Mail Stop 4561

August 22, 2008

Mr. Jerome Mahoney
President, CEO & CFO
iVoice Technology, Inc.
750 Highway 34
Matawan, NJ 07747

> **Re: iVoice Technology, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **File No. 333-120490**

Dear Mr. Mahoney:

We have reviewed your response letter dated August 7, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A(T) Controls and Procedures

1.   We note from your response to prior comment 1 that management performed an assessment of internal control over financial reporting as of December 31, 2007. Your disclosures, however, continue to address only disclosure controls and procedures and do not address your evaluation and conclusions as to the effectiveness of your internal control over financial reporting. Please note that these represent two distinct types of controls requiring independent disclosures pursuant to Items 307 and 308T of Regulation S-B, respectively. Please amend your filing to include all of the disclosures required by Item 308T(a) of Regulation S-B.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comment.

Sincerely,

Christine Davis
Assistant Chief Accountant